Exhibit 99.1

Corporate Communications

CNH Industrial Announces Management Changes

Basildon, United Kingdom, April 14, 2014

CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced certain management changes. Effective immediately, Richard Tobin, in addition to his position as Chief Executive Officer, assumes added responsibility as Brand President – Case Construction Equipment and New Holland Construction Equipment.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

For more information contact:

Richard Gadeselli

Tel: +44 1268 292 468

Email: mediarelations@cnhind.com

www.cnhindustrial.com

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom